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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [ ] -  Form 10-K and Form 10-KSB [ ] - Form 11-K
             [X] -  Form 1O-Q and Form 1O-QSB [ ] - Form N-SAR

       For Period Ended:   SEPTEMBER 30, 2001

       [ ] - Transition Report on Form 10-K
       [ ] - Transition Report on Form 20-F
       [ ] - Transition Report on Form 11-K
       [ ] - Transition Report on Form 10-Q
       [ ] - Transition Report on From N-SAR

For the Transition Period Ended:________________________________________________

         Read attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant:                           ORBIT/FR, INC.

Former Name if Applicable:

Address of Principal Executive Office:
                                                 506 PRUDENTIAL ROAD
                                                 (Street and Number)
                                                  HORSHAM, PA 19044
                                             (City, State and Zip Code)
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PART II - RULES 12B-25(b)AND(c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 1 1-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report of Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

 PART III - NARRATIVE

         State below in reasonable detail the reasons why Form 1O-K and Form 1O-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period (attach extra sheets if needed).

         Due to the appointment of a new Chief Executive Officer effective October 15, 2001, neither management nor the company's independent auditors have been able to complete the Quarterly Report on Form 10-Q for the three months ended September 30, 2001.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

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
DAVE LUBBE, CFO                                   (215) 674-5100
(Name)                                            (Area Code) (Telephone Number)
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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company projects a net loss for the three months ended September 30, 2001 of approximately $1.1 million, compared to a net loss of $270,000 for the three months ended
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September 30, 2000 a result of cost overruns on existing contracts, and increases in the Company's reserves for uncollectible accounts receivables, and a write-off of obsolete inventory.

                                 ORBIT/FR, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

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Date: NOVEMBER 14, 2001                               BY:  /S/  DAVE LUBBE
                                                      --------------------------
                                                      CHIEF FINANCIAL OFFICER
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or representations of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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